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Stuart Strauss Partner stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

January 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	The Saratoga Advantage Trust (the “Trust”)

(File No. 811-08542)

Ladies and Gentlemen:

On behalf of the Trust, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, attached for filing via the EDGAR system is a preliminary proxy statement, form of proxy, and other soliciting material (“Proxy Materials”) for a special meeting of shareholders (“Meeting”) to be held on March 21, 2016. The Meeting is being held for the purpose of asking shareholders of the James Alpha Global Enhanced Real Return Portfolio (“Portfolio”) of the Trust to vote on a new investment advisory agreement with James Alpha Advisors, LLC. Definitive copies of the Proxy Materials will be mailed starting on or about February 19, 2016.

No fee is required in connection with this filing. Should you have any questions regarding this filing, please contact the undersigned at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss